CONSENT OF REAL ESTATE COMMITTEE TO BOARD OF DIRECTORS IN LIEU OF MEETING (AMERICAN HOUSING INCOME TRUST, INC.)

NOW COMES the Real Estate Committee of the Board of Directors for American Housing Income Trust, Inc., a Maryland corporation (the "Company"), pursuant to its Bylaws, as amended, consents to the following action in lieu of a meeting:

WHEREAS, the Company is the General Partner of AHIT Northern NM Properties, LLP, a Maryland limited liability partnership ("AHIT Northern"). The Company also owns 1% of the limited partnership interests in AHIT Northern.

WHEREAS, Northern NM Properties, LLC, a New Mexico limited liability company ("Northern NM") owns 99% of the issued and outstanding limited partnership interests in Northern NM. Les Gutierrez is a beneficial owner of Northern NM, and is thus abstaining from voting on these consents.

WHEREAS, as part of its restructuring disclosed in the Company's filings with the United States Securities and Exchange Commission, the Real Estate Committee has concluded that the First Amendment to Limited Liability Partnership Agreement of AHIT Northern NM Properties, LLP (the "First Amendment") is in the best interests of the Company.

NOW THEREFORE, the Real Estate Committee to the Board of Directors consents to the following actions in lieu of a meeting:

RESOLVED, that Michael Ogburn, as Chairman of the Board, and Sean Zarinegar, as Director of the Real Estate Committee, are authorized to execute the First Amendment.

Dated: April 5, 2017

REAL ESTATE COMMITTEE:

____
By: Sean Zarinegar

____
By: Kenneth Hedrick

Abstention from Vote
By: Les Gutierrez